

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2023

Diamantis Andriotis
Chief Executive Officer
C3is Inc.
331 Kifissias Avenue
Erithrea 14561
Athens, Greece

>   **Re: C3is Inc.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed May 17, 2023**
>   **File No. 333-271228**

Dear Diamantis Andriotis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1

Exhibits

1.   With respect to Exhibit 5.1, please obtain and file an opinion without the assumption that there are "sufficient authorized but unissued Common Shares pursuant to its Articles." Counsel may not assume any of the material facts underlying its opinion. For guidance, refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin., October 14, 2011), which is available at https://www.sec.gov/interps/legal/cfslb19.htm.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg,

Diamantis Andriotis
C3is Inc.
June 1, 2023
Page 2

Special Counsel, at (202) 551-3707 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Finn Murphy, Esq., of Goodwin Procter LLP